Intellipharmaceutics Announces FDA Advisory Committee Meeting for Rexista™ (oxycodone hydrochloride extended release), an Abuse Deterrent Opioid Analgesic for the Treatment of Moderate to Severe Pain

TORONTO, June 30, 2017 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration ("FDA") has been scheduled for July 26, 2017 to review the Company's New Drug Application ("NDA") for RexistaTM abuse-deterrent oxycodone hydrochloride extended release tablets.

The Company’s NDA submission for RexistaTM was accepted for review by the FDA on February 2, 2017.  The FDA set a target action date under the Prescription Drug User Fee Act ("PDUFA") of September 25, 2017.  RexistaTM is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.  The submission is supported by pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015.

The CEO of Intellipharmaceutics, Dr. Isa Odidi, said, "We are very pleased with the progress made towards our goal of securing FDA approval of our RexistaTM NDA candidate.  We look forward to sharing our data and discussing Rexista™ with the members of the Advisory Committees, and in continuing to work closely with the FDA through the review process."

The abuse-deterrent properties incorporated into RexistaTM are designed to make the product unlikable and discourage or make it more difficult to manipulate for the purpose of abuse or misuse.  If approved, RexistaTM may be the only abuse-deterrent oxycodone product with properties that may provide early warning of drug abuse if the product is manipulated or abused. The Company previously announced the results of a food effect study which showed that RexistaTM can be administered with or without a meal (i.e., no food effect), providing another point of differentiation from currently marketed oral oxycodone extended release products.

There can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized.

More About RexistaTM

Our RexistaTM (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate is intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. The RexistaTM long-acting formulation of oxycodone is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our RexistaTM formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our RexistaTM formulation contains a blue dye that is emitted once the tablet is tampered with or crushed, and may act as a deterrent to a user who attempts to abuse it orally or via the intra-nasal route.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs”) filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Cautionary Statement Regarding Forward-Looking Information

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substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of RexistaTM), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

Company Contact:
Intellipharmaceutics International Inc.
Domenic Della Penna
Chief Financial Officer
416-798-3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646-863-6519
ksmith@proactivecapital.com